Dear Shareholder:

Effective December 18, 2017, Dala Petroleum Corp. (“DALP” OTC Pink Tier), formerly “Westcott Products Corp.,” completed the acquisition by merger of KonaTel, Inc. (“KonaTel”).  For additional information, see our 8-KA-1 Current Report filed with the Securities and Exchange Commission on December 20, 2017.

KonaTel was organized in Nevada on October 14, 2014, as a full service cellular provider that delivers cellular products and services nationwide though its network to individual and business customers in various retail and wholesale markets.

We are currently in the process of contacting current and former landowners of our oil and gas leased acreage in northern Kansas, planning to maximize the value of our substantial geologic, proprietary geophysical database and high resolution seismic data on this area, to the extent that these activities do not adversely affect the benefits of the KonaTel acquisition in any reasonable respect.

Dala Petroleum Corp.

December 22, 2017